SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13G
             Under the Securities Exchange Act of 1934

                         (Amendment No. 8)*

                         Craig Corporation
             ------------------------------------------
                          (Name of Issuer)


                            Common Stock
             -------------------------------------------
                  (Title of Class and Securities)

                             224174102
             --------------------------------------------
               (CUSIP Number of Class of Securities)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7).


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (10-88)

                  (Continued on following page(s))





CUSIP No.  224174102                                   13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :     None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED VOTING POWER

                                   :     None
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :     None
                                   --------------------------------
                                   :(8)  SHARED DISPOSITIVE POWER

                                   :     None
-------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary & Non-discretionary Accounts)
          None
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0 %
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IA
-------------------------------------------------------------------










CUSIP No.  224174102                                    13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Longleaf Partners Fund                   I.D. No. 63-6147721
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts business trust
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :     None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED VOTING POWER

                                   :     None
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER
                                   :
                                   :     None
                                   --------------------------------
                                   :(8)  SHARED DISPOSITIVE POWER

                                   :     None
-------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          None
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       0.0 %
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IV
-------------------------------------------------------------------










CUSIP No. 224174102                                  13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. ###-##-####
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED VOTING POWER

                                   :    None
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None
                                   --------------------------------
                                   :(8) SHARED DISPOSITIVE POWER

                                   :    None
-------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 3 )
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------










Item 1.

     (a). Name of Issuer: Craig Corporation  ("Issuer")

     (b). Address of Issuer's Principal Executive Offices:

          550 S. Hope Street; Suite 1825
          Los Angeles, CA 90071
Item 2.

     (a) and (b). Names and Principal Business Addresses of
         Persons Filing:

         (1). Southeastern Asset Management, Inc.
              6075 Poplar Ave., Suite 900
              Memphis, TN 38119

         (2). Longleaf Partners Fund, a  series of Longleaf
               Partners Funds Trust
              6075 Poplar Ave., Suite 900
              Memphis, TN 38119

         (3). Mr. O. Mason Hawkins
              Chairman of the Board and C.E.O.
              Southeastern Asset Management, Inc.
              6075 Poplar Ave., Suite 900
              Memphis, TN 38119


     (c). Citizenship:

          Southeastern Asset Management, Inc. - A Tennessee corporation

          Longleaf Partners Fund, which is a series of Longleaf Partners Funds Trust, a Massachusetts business trust.

          Mr. O. Mason Hawkins - U.S. Citizen

     (d). Title of Class of Securities:  Common Stock (the
            "Securities").

     (e). Cusip Number:  224174102

Item 5. Ownership of Five Percent or Less of a Class:

        This Amendment No. 8 is being filed to report that the filer no longer owns any shares of the Issuer.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                             Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: December 10,  1996

Southeastern Asset                   Longleaf Partners Fund
Management, Inc.

By  /s/ Charles D. Reaves         By  /s/ Charles D.  Reaves
---------------------------       --------------------------
Charles D. Reaves                    Charles D. Reaves
Vice President and                   Executive Vice President
  General Counsel

O. Mason Hawkins, Individually

/s/ O. Mason Hawkins
-----------------------
                       Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 10th day of December, 1996.

Southeastern Asset                   Longleaf Partners Fund
Management, Inc.

By  /s/ Charles D. Reaves         By  /s/ Charles D.  Reaves
---------------------------       --------------------------
Charles D. Reaves                    Charles D. Reaves
Vice President and                   Executive Vice President
  General Counsel


O. Mason Hawkins, Individually

/s/ O. Mason Hawkins
-----------------------